Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to the Amended Registration Statement dated September 16, 2022
Registration File No. 333-265828

IPO FAQ Sheet

In response to questions we have received regarding our potential initial public offering (the “IPO”), we have prepared this FAQ sheet.

While Genelux Corporation (the “Company”) has filed a registration statement including preliminary prospectus for the IPO, which can be found at www.sec.gov, the information in the registration statement is not complete and may be changed. Securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.

This communication is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Question: Is attending one of the Company’s IPO-related “roadshow” presentations required to invest in the potential IPO?

Response: No.

Question: By “participation” in the IPO, does the Company mean purchasing more shares at a preset price and not selling any existing shares?

Response: Yes, that is correct. The Company is only presenting an opportunity to purchase shares in the IPO. There is no requirement to participate in the IPO.

There is no requirement to purchase additional shares and no further action will be required regarding your existing shares with the Company.

Question: What will be the window of time during which these can be purchased?

Response: If you are interested in participating in the IPO, we recommend you set up an account as soon as possible.

Question: What is the anticipated number of public stock shares that will be made available in the IPO? At what price will the additional shares be offered?

Response: The anticipated number of shares to be sold in the IPO is 2,500,000 shares.The price of the IPO shares has not yet been determined. The price range for the IPO is between $6.00 and $7.00.

Question: If we wanted to sell some of our IPO shares, how soon after the IPO can we sell? Will we be able to sell our existing stock during the IPO?

Response: New shares purchased in the IPO will not be subject to any lock-up restrictions and generally may be sold on the public market. Existing shares generally may not be sold for a period of 180 days from the date of the IPO.

Question: Are the stockholder IPO participants part of the raise?

Response: Yes, the stockholders who participate in the IPO will be part of the total offering.

Question: Is the IPO expected to be a firm commitment underwritten IPO?

Response: Yes, the IPO is a firm commitment underwritten offering. The investment bankers for the offering, The Benchmark Company, LLC and Brookline Capital Markets, a division of Arcadia Securities, LLC, have agreed that upon the pricing of the IPO and the execution of the underwriting agreement for the IPO, they will purchase all of the IPO shares from us for resale to the public, either directly or through selected dealers.

Question: When you go public, what happens to the existing shares?

Response: Whether you choose to participate in the IPO or not, existing shares will remain unaffected and will remain outstanding following the IPO. Once the registration statement for the IPO becomes effective, all shares will be valued at the publicly traded price of the Company from time to time.

The transfer agent for the existing shares after the IPO will be American Stock Transfer & Trust Company (“AST”), which will hold the shares in book-entry form. A new stock certificate for existing shares will not be issued. During this process, AST will send out a cover letter, statements, and a FAQ to each shareholder to inform them on where their shares are and how to access them online.

Question: Can we add to the funds after the IPO commences? Or should we use our own brokerage firm if we have one?

Response: No. You can use your own brokerage firm.

Question: Do we need to use Webull or any other specific brokerage to sell existing shares?

Response: No. You can use your own brokerage firm.

Question: How do we exchange our current shares for the 3:1 reverse split shares so that we can trade them after the lockup period?

Response: The reverse stock split is already effective. No further actions will be required as your post-split shares will be reflected in the records of the transfer agent.

Question: Where can I go to obtain a copy of the Company’s prospectus?

Response: The Company has filed its registration statement on Form S-1 with the SEC, which can be found by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus can be requested by contacting The Benchmark Company, 150 East 58th Street, New York NY 10155, by email at Prospectus@benchmarkcompany.com or by phone at (212) 312-6700.

We have filed a registration statement (including a prospectus) on Form S-1 (File No. 333-265828) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about Genelux and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting The Benchmark Company, 150 East 58th Street, New York, NY 10155, by email at Prospectus@benchmarkcompany.com or by phone at (212) 312-6700.

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